# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProMIS Neurosciences, Inc., CIK 0001374339
CUSIP: 74346M505
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Canada (Federal Level) (Z4), M4S 3E2
Date of event which requires filing of this statement: 03/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001903360

## Reporting persons
- Wellington Biomedical Innovation Master Investors (Cayman) II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 895,877; sole dispositive power 0; shared dispositive power 895,877; aggregate amount beneficially owned 895,877 (9.99% of the class)

## Item 1. Issuer
Name of issuer: ProMIS Neurosciences, Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto ON M4S 3E2

## Item 2. Person Filing
Name of person filing: Wellington Biomedical Innovation Master Investors (Cayman) II, L.P.
Address of principal business office or, if none, residence: c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Wellington Biomedical Innovation Master Investors (Cayman) II L.P. may be deemed to beneficially own an aggregate of 895,877 shares (the "Shares") of Common Stock, of ProMIS Neurosciences Inc. (the "Issuer"). The 895,877 Shares reported as beneficially owned on this Schedule 13G consists of (i) 696,378 Shares held directly by Wellington Biomedical Innovation Master Investors (Cayman) II L.P., (ii) 199,499 Shares underlying warrants (the "Warrants") held directly by Wellington Biomedical Innovation Master Investors (Cayman) II L.P. The securities beneficially owned by each Filer excludes 496,879 Shares underlying Warrants which contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after the exercise, the holder (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, including the other Filers) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the Warrants. As a result, Wellington Biomedical Innovation Master Investors (Cayman) II L.P. beneficially owns 9.99% of the outstanding Shares of the Issuer. Ownership percentages are based on approximately 8,967,740 shares of Common Stock outstanding, comprised of (i) 2,152,444 shares of Common Shares outstanding, following a one-for-twenty-five reverse stock split effective as of November 28, 2025 reported by the Issuer in Exhibit 99.1 to its Form 8-K filed with the SEC on November 24, 2025 and (ii) 6,815,296 shares of Common Stock reported by the Issuer as issued as of February 3, 2026 in the Issuer's Form 8-K filed with the SEC on January 30, 2026.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 895,877
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 895,877

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wellington Biomedical Innovation Master Investors (Cayman) II, L.P.: Ihsan Speede, Authorized Person (03/18/2026)
Comment: Wellington Alternative Investments LLC; Its General Partner

Signature: Ihsan Speede
Name/Title: Authorized Person
Date: 03/18/2026